Bergstrom Capital Corporation
Form N-SAR
For Period Ending 12/31/02
File Number (c) 811-1641
Attachment Per Item 77
Sub-Item 77K Changes in Registrant's certifying accountant

Effective December 2, 2002, Deloitte & Touche LLP resigned as auditors for Bergstrom Capital Corporation.
Deloitte's opinion on the financial statements of the Registrant for each of the two most recent fiscal years was unqualified. During the two most recent fiscal years and the interim period preceding such resignation there were no disagreements between management and the former auditor on any matter of accounting principles or practices, financial disclosure or audit scope.

The Registrant selected KPMG LLP as the successor auditor on December 10, 2002.